Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 33

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2023 (the "Quarterly Report"). Accordingly, we have attached the Quarterly Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On November 14, 2023, the closing price of our Common Stock was $1.66. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2023.

o

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission File Number: 001-39280

DANIMER SCIENTIFIC, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	84-1924518
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
140 Industrial Boulevard Bainbridge, GA	39817
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (229) 243-7075

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 14, 2023, the registrant had 102,035,267 shares of common stock, $0.0001 par value per share, outstanding.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein, as well as in other filings we make with the United States Securities and Exchange Commission (“SEC”) and other written and oral information we release, regarding our future performance constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to, among other things, the impact on our business, operations and financial results of the COVID-19 pandemic and the ongoing conflict in Ukraine (each of which, among other things, may affect many of the items listed below); the demand for our products and services; revenue growth; effects of competition; supply chain and technology initiatives; inventory and in-stock positions; state of the economy; state of the credit markets, including mortgages, home equity loans, and consumer credit; impact of tariffs; demand for credit offerings; management of relationships with our employees, suppliers and vendors, and customers; international trade disputes, natural disasters, public health issues (including pandemics and related quarantines, shelter-in-place orders, and similar restrictions), and other business interruptions that could disrupt supply or delivery of, or demand for, our products or services; continuation of equity programs; net earnings performance; earnings per share; capital allocation and expenditures; liquidity; return on invested capital; expense leverage; stock-based compensation expense; commodity price inflation and deflation; the ability to issue debt on terms and at rates acceptable to us; the impact and expected outcome of investigations, inquiries, claims, and litigation; the effect of accounting charges; the effect of adopting certain accounting standards; the impact of regulatory changes; financial outlook; and the integration of acquired companies into our organization and the ability to recognize the anticipated synergies and benefits of those acquisitions.

Forward-looking statements are based on currently available information and our current assumptions, expectations and projections about future events. You should not rely on our forward-looking statements. These statements are not guarantees of future performance and are subject to future events, risks and uncertainties – many of which are beyond our control, dependent on the actions of third parties, or currently unknown to us – as well as potentially inaccurate assumptions that could cause actual results to differ materially from our expectations and projections. These risks and uncertainties include, but are not limited to, those described in Part II. Item 1A. Risk Factors and elsewhere in this report and as also may be described from time to time in future reports we file with the SEC. You should read such information in conjunction with our Condensed Consolidated Financial Statements and related notes and Part I. Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations in this report. There also may be other factors that we cannot anticipate or that are not described in this report, generally because we do not currently perceive them to be material. Such factors could cause results to differ materially from our expectations.

Forward-looking statements speak only as of the date they are made, and we do not undertake to update these statements other than as required by law. You are advised, however, to review any further disclosures we make on related subjects in our periodic filings with the SEC.

PART I—FINANCIAL INFORMATION

Item 1. FINANCIAL STATEMENTS (UNAUDITED)

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	December 31,
(in thousands, except share and per share data)	2023	2022
Assets:
Current assets:
Cash and cash equivalents	$77,393	$62,792
Accounts receivable, net	12,422	17,989
Other receivables, net	715	1,635
Inventories, net	26,685	32,743
Prepaid expenses and other current assets	4,754	5,225
Contract assets, net	5,103	4,687
Total current assets	127,072	125,071

Property, plant and equipment, net	449,824	453,949
Intangible assets, net	78,660	80,941
Right-of-use assets	19,157	19,028
Leverage loans receivable	31,446	31,446
Restricted cash	14,461	1,609
Other assets	346	226
Total assets	$720,966	$712,270

Liabilities and Stockholders' equity:
Current liabilities:
Accounts payable	$3,909	$14,977
Accrued liabilities	5,899	5,001
Deferred revenue	438	-
Current portion of lease liability	3,337	3,337
Current portion of long-term debt, net	1,184	1,972
Total current liabilities	14,767	25,287

Private warrants liability	113	212
Long-term lease liability, net	21,965	22,114
Long-term debt, net	378,687	286,398
Deferred income taxes	-	200
Other long-term liabilities	1,153	447
Total liabilities	$416,685	$334,658

Commitments and contingencies (Note 14)

Stockholders' equity:
Common stock, $0.0001 par value; 200,000,000 shares authorized: 102,035,267 and 101,804,454 shares issued and outstanding at September 30, 2023 and December 31, 2022, respectively	$10	$10
Additional paid-in capital	718,958	676,250
Accumulated deficit	(414,687)	(298,648)
Total stockholders’ equity	304,281	377,612
Total liabilities and stockholders’ equity	$720,966	$712,270

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share data)	2023	2022	2023	2022
Revenue:
Products	$10,454	$9,099	$33,724	$33,890
Services	494	1,349	2,015	4,004
Total revenue	10,948	10,448	35,739	37,894

Costs and expenses:
Cost of revenue	18,685	14,503	56,327	45,606
Selling, general and administrative	16,555	19,413	52,098	62,042
Research and development	6,883	7,947	21,667	24,469
Loss on sale of assets	64	-	234	1
Impairment of long-lived assets	-	63,491	-	63,491
Total costs and expenses	42,187	105,354	130,326	195,609
Loss from operations	(31,239)	(94,906)	(94,587)	(157,715)
Nonoperating income (expense):
Gain on remeasurement of private warrants	132	1,607	99	8,614
Interest, net	(8,584)	(553)	(21,132)	(2,197)
Loss on loan extinguishment	-	(1,500)	(102)	(1,500)
Other, net	-	240	-	324
Total nonoperating income (expense):	(8,452)	(206)	(21,135)	5,241
Loss before income taxes	(39,691)	(95,112)	(115,722)	(152,474)
Income taxes	(468)	236	(317)	767
Net loss	$(40,159)	$(94,876)	$(116,039)	$(151,707)

Basic and diluted net loss per share	$(0.39)	$(0.94)	$(1.14)	$(1.50)

Weighted average number of shares used to compute:
Basic and diluted net loss per share	102,025,684	101,199,195	101,953,827	100,993,068

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2023	2022	2023	2022
Common stock:
Balance, beginning of period	$10	$10	$10	$10
Issuance of common stock	-	-	-	-
Balance, end of period	10	10	10	10

Additional paid-in capital:
Balance, beginning of period	704,802	647,566	676,250	619,145
Stock-based compensation expense	14,253	14,415	42,227	42,398
Warrants issued with Senior Secured Term Loan	-	-	510	-
Stock issued under stock compensation plans	153	248	282	741
Issuance of common stock, net of issuance costs	(250)	79	(250)	79
Shares retained for employee taxes	-	-	(61)	-
Costs related to warrants	-	-	-	(55)
Balance, end of period	718,958	662,308	718,958	662,308

Accumulated deficit:
Balance, beginning of period	(374,528)	(175,721)	(298,648)	(118,890)
Net loss	(40,159)	(94,876)	(116,039)	(151,707)
Balance, end of period	(414,687)	(270,597)	(414,687)	(270,597)
Total stockholders' equity	$304,281	$391,721	$304,281	$391,721

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended
	September 30,
(in thousands)	2023	2022
Cash flows from operating activities:
Net loss	$(116,039)	$(151,707)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	42,227	42,398
Depreciation and amortization	22,005	13,172
Amortization of debt issuance costs	6,209	1,601
Accounts receivable reserves	(1,462)	1,205
Inventory reserves	540	609
Amortization of right-of-use assets and lease liability	(278)	(270)
Loss on disposal of assets	234	1
Deferred income taxes	(199)	(767)
Loss on extinguishment of debt	102	1,500
Gain on remeasurement of private warrants	(99)	(8,614)
Contract asset reserve	-	1,215
Impairment of long-lived assets	-	63,491
Other	941	43
Changes in operating assets and liabilities
Accounts receivable	7,029	(1,747)
Other receivables	555	2,724
Inventories, net	5,475	(14,271)
Prepaid expenses and other current assets	1,816	1,749
Contract assets	(1,244)	(2,019)
Other assets	(119)	(5)
Accounts payable	(2,061)	(4,642)
Accrued liabilities	1,893	(5,037)
Other long-term liabilities	706	3
Unearned revenue and contract liabilities	438	1,786
Net cash used in operating activities	(31,331)	(57,582)
Cash flows from investing activities:
Purchases of property, plant and equipment and intangible assets	(25,722)	(133,632)
Proceeds from sales of property, plant and equipment	18	55
Investment in leverage loan receivable related to NMTC financing	-	(18,037)
Acquisition of Novomer, net of cash acquired	-	(14)
Net cash used in investing activities	(25,704)	(151,628)
Cash flows from financing activities:
Proceeds from long-term debt	130,000	24,700
Cash paid for debt issuance costs	(33,296)	(1,547)
Principal payments on long-term debt	(12,437)	(886)
Proceeds from employee stock purchase plan	282	526
Employee taxes related to stock-based compensation	(61)	-
Proceeds from exercise of stock options	-	215
Proceeds from issuance of common stock, net of issuance costs	-	79
Cost related to warrants	-	(55)
Net cash provided by financing activities	84,488	23,032
Net increase (decrease) in cash and cash equivalents and restricted cash	27,453	(186,178)
Cash and cash equivalents and restricted cash-beginning of period	64,401	286,968
Cash and cash equivalents and restricted cash-end of period	$91,854	$100,790
Supplemental cash flow information:
Cash paid for interest, net of interest capitalized	$16,349	$-
Cash paid for operating leases	$2,787	$2,657

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANIMER SCIENTIFIC, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note 1. Basis of Presentation

Description of Business

Danimer Scientific, Inc., together with its subsidiaries (“Company”, “Danimer”, “we”, “us”, or “our”), is a performance polymer company specializing in bioplastic replacements for traditional petroleum-based plastics. Our common stock is listed on the New York Stock Exchange under the symbol “DNMR”.

The Company (formerly Live Oak Acquisition Corp. (“Live Oak”)), was originally incorporated in the State of Delaware on May 24, 2019 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses. Live Oak completed its initial public offering in May 2020. On December 29, 2020 (“Closing Date”), Live Oak consummated a business combination (“Business Combination”) with Meredian Holdings Group, Inc. (“MHG” or “Legacy Danimer”), with Legacy Danimer surviving the merger as a wholly owned subsidiary of Live Oak. The Business Combination was accounted for as a reverse recapitalization, meaning that Legacy Danimer was treated as the accounting acquirer and Live Oak was treated as the accounting acquiree. Effectively, the Business Combination was treated as the equivalent of Legacy Danimer issuing stock for the net assets of Live Oak, accompanied by a recapitalization. In connection with the Business Combination, Live Oak changed its name to Danimer Scientific, Inc. On August 11, 2021, we closed the acquisition of Novomer, Inc. (integrated into our business as “Danimer Catalytic Technologies”).

Financial Statements

The accompanying condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and consolidate all assets and liabilities of the Company and its wholly owned subsidiaries. GAAP requires us to make certain estimates and assumptions in recording assets, liabilities, sales and expenses as well as in the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. All intercompany transactions and balances have been eliminated. Certain reclassifications have been made to previously reported amounts to conform to the current presentation. In preparing these condensed consolidated financial statements, we have considered and, where appropriate, included the effects of the COVID-19 pandemic on our operations. The pandemic continues to provide significant challenges to the U.S. and global economies.

We do not have any material items of other comprehensive income (loss); accordingly, there is no difference between net loss and comprehensive (loss) income and we have not presented a separate Statement of Comprehensive Income (Loss) that would otherwise be required.

Recently Issued Accounting Pronouncements

There have been no new accounting pronouncements not yet effective that we believe will have a significant effect, or potential significant effect, on our condensed consolidated financial statements.

Note 2. Fair Value Considerations

GAAP defines “fair value” as the price we would receive to sell an asset in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer. GAAP also sets forth a framework for measuring fair value utilizing a three-tier hierarchy based on the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities;

Level 2 - Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; and

Level 3 - Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Level 1

The carrying amounts of our cash and cash equivalents and restricted cash were measured using quoted market prices in active markets and represent Level 1 investments. Our other financial instruments such as accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. The September 30, 2023 fair value of our Senior Secured Term Loan, based on an analysis of market activity since loan inception, was approximately $87.3 million. The September 30, 2023 fair value of our Convertible Notes (See Note 10), based on trades made around that date, was approximately $78.3 million.

We value our restricted stock and restricted stock units without market-based vesting provisions on the respective grant dates, at the closing price of a share of our common stock on the grant dates.

We re-value our restricted stock units that include a cash settlement feature each month at the closing price of a share of our common stock on the last trading day of the month, or $2.07 at September 30, 2023.

Level 2

We valued our restricted stock awards that contain a market-based vesting provision on the grant date using a Monte Carlo simulation, which takes into account a large number of potential stock price scenarios over time and incorporates varied assumptions about volatility and exercise behavior for those various scenarios. These assumptions are based on market data but cannot be directly observed. A fair value is estimated for each potential outcome and these fair values are averaged to arrive at an overall fair value.

Level 3

We value our stock options, including our ESPP (See Note 13), and Private Warrants (See Note 9) using the Black-Scholes option pricing model on the respective grant dates. We re-value the Private Warrants and any stock options with a cash-settlement feature each period end. Since our stock price history as a publicly traded company is shorter in duration than the expected lives of our options (other than ESPP), we use a peer group to assess volatility. We have not paid and do not currently anticipate paying a cash dividend on our common stock, so we have set the expected annual dividend yield to zero for all calculations. We used risk-free rates equal to the U.S. Treasury yield curves in effect as of each valuation date for durations equal to the expected lives of each instrument. We use the simplified method under Staff Accounting Bulletin Topic 14, defined as the mid-point between the vesting period and the contractual term for each option, to determine the expected lives of stock options, and we use the remaining contractual life of the warrants as their expected life.

The following table sets forth the ranges of calculated fair values and the associated ranges of values we used for remeasurement in our Black-Scholes calculations for stock options, other than ESPP.

	Three Months Ended September 30,
	2023	2022
Share prices of our common stock	$2.07	$2.95 - $4.81
Expected volatilities	51.76% - 55.88%	47.55% - 49.38%
Risk-free rates of return	4.50% - 4.61%	2.93% - 4.00%
Expected option terms (years)	3.82 - 5.42	4.81 - 6.00
Calculated option values	$0.04-$0.95	$0.12 - $2.25

The following table sets forth the fair values we calculated and the inputs we used in our Black-Scholes models for Private Warrants.

	September 30,	December 31,
	2023	2022
Share prices of our common stock	$2.07	$1.79
Expected volatilities	53.33%	55.83%
Risk-free rates of return	4.92%	4.13%
Expected warrant term (years)	2.25	3.00
Calculated Private Warrant values	$0.03	$0.05

Note 3. Inventories, net

Inventories, net consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Raw materials	$10,936	$19,964
Work in process	762	1,524
Finished goods and related items	14,987	11,255
Total inventories, net	$26,685	$32,743

At September 30, 2023 and December 31, 2022, finished goods and related items included $8.8 million and $4.9 million, respectively, of finished neat PHA. Inventory at September 30, 2023 is stated net of reserves of $0.5 million related to interim assessments to reduce the carrying value of inventory to its fair value.

Note 4. Property, Plant and Equipment, net

Property, plant and equipment, net, consisted of the following:

		September 30,	December 31,
(in thousands)	Estimated Useful Life (Years)	2023	2022
Land and improvements	20	$92	$92
Leasehold improvements	Shorter of useful life or lease term	110,387	109,805
Buildings	15-40	2,191	2,156
Machinery and equipment	5-20	183,797	180,846
Motor vehicles	7-10	921	921
Furniture and fixtures	7-10	474	473
Office equipment	3-10	6,871	5,976
Construction in progress	N/A	208,367	198,545
		513,100	498,814
Accumulated depreciation and amortization		(63,276)	(44,865)
Property, plant and equipment, net		$449,824	$453,949

We reported depreciation and amortization expense (including amortization of intangible assets) as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Cost of revenue	$5,086	$2,571	$15,233	$7,087
Research and development	1,865	1,839	5,903	5,587
Selling, general and administrative	302	175	869	498
Total depreciation and amortization expense	$7,253	$4,585	$22,005	$13,172

Construction in progress consists primarily of the early phases of construction of our PHA plant in Bainbridge, Georgia (“Greenfield Facility”) and construction of a Rinnovo pilot plant in Rochester, New York as noted in the table below.

(in thousands)	September 30, 2023	December 31, 2022
Georgia	$199,940	$191,576
New York	6,753	4,959
Kentucky	1,674	2,010
	$208,367	$198,545

We do not have expected in-service dates for our Greenfield Facility, since we have paused major construction. We expect to place our Rinnovo pilot plant in Rochester, New York in service in 2023. We will need to obtain additional financing to complete our Greenfield Facility, which has an engineering cost estimate range from $515 million to $665 million, and if we do not obtain financing, our investment could be impaired.

Property, plant and equipment includes gross capitalized interest of $14.9 million and $14.6 million as of September 30, 2023 and December 31, 2022, respectively. For the three months ended September 30, 2023 and 2022, interest costs of less than $0.1 million and $2.0 million, respectively, were capitalized to property, plant and equipment. For the nine months ended September 30, 2023 and 2022, interest costs of $0.3 million and $3.6 million, respectively, were capitalized to property, plant and equipment.

Note 5. Intangible Assets

Our recognized intangible assets consist of patents and the unpatented technological know-how of Danimer Catalytic Technologies as well as patents arising from legacy Danimer, which were initially recorded at cost. The values of Danimer Catalytic Technologies’ patents and unpatented know-how are inseparable and represent their acquisition-date fair value, less subsequent amortization.

We capitalize patent defense and application costs and amortize these costs on a straight-line basis over their estimated useful lives, which range from 13 to 20 years. Our intangible portfolio has an estimated weighted average useful life of 17.8 years.

Intangible assets, net, consisted of the following:

	September 30,	December 31,
(in thousands)	2023	2022
Intangible assets, gross	$95,565	$94,291
Less capitalized patent costs not yet subject to amortization	(2,682)	(1,604)
Intangible assets subject to amortization, gross	92,883	92,687
Accumulated amortization, beginning balance	(13,350)	(8,585)
Amortization in the quarter ended:
March 31	(1,203)	(1,181)
June 30	(1,205)	(1,186)
September 30	(1,147)	(1,185)
December 31	-	(1,213)
Accumulated amortization, ending balance	(16,905)	(13,350)
Intangible assets subject to amortization, net	75,978	79,337
Total intangible assets, net	$78,660	$80,941

Note 6. Accrued Liabilities

The components of accrued liabilities were as follows:

	September 30,	December 31,
(in thousands)	2023	2022
Accrued interest	$2,390	$134
Compensation and related expenses	1,352	1,305
Accrued taxes	1,002	669
Accrued utilities	304	415
Accrued legal, professional and consulting fees	286	443
Construction in progress accruals	94	1,089
Purchase accrual	31	401
Other	440	545
Total accrued liabilities	$5,899	$5,001

Note 7. Income Taxes

We reported income tax expense for the three months and nine months ended September 30, 2023 of $0.5 million and $0.3 million, respectively, which resulted in effective income tax rates of negative 1.18% and negative 0.27%, respectively. We reported income tax benefits for the three and nine months ended September 30, 2022 of $0.2 million and $0.8 million, respectively, which resulted in effective income tax rates of 0.25% and 0.50%, respectively. Our effective tax rates differed from the federal statutory rate of 21% due to our valuation allowances against substantially all of our net deferred tax assets.

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods at which time those temporary differences become deductible.

In making valuation allowance determinations, we consider all available evidence, positive and negative, affecting specific deferred income tax assets, including the scheduled reversal of deferred income tax liabilities, projected future taxable income, the length of carry-back and carry-forward periods, and tax planning strategies in making this assessment. At September 30, 2023, we maintained a partial valuation allowance against our net deferred income tax assets due to the uncertainty surrounding realization of such assets.

Note 8. Leases

The following table sets forth the allocation of our operating lease costs.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Cost of revenue	$673	$626	$1,927	$1,880
Research and development	457	113	668	423
Selling, general and administrative	(179)	136	101	333
Total operating lease cost	$951	$875	$2,696	$2,636

We currently lease our facility in Winchester, Kentucky and certain facilities in Bainbridge, Georgia under an operating lease. As of December 31, 2022, the lease had a remaining term of 16 years. During the nine months ended September 30, 2023, we concluded that it is reasonably certain that we will exercise our four, five-year extension options under the lease, resulting in a twenty-year extension of the lease term. As a result, we remeasured the lease to include the extended lease term using an estimated incremental borrowing rate of 14.4%, which resulted in increases to our right-of-use asset and lease liability of $0.1 million each.

Note 9. Private Warrants

At September 30, 2023 and December 31, 2022, there were 3,914,525 outstanding warrants to purchase shares of our common stock at an exercise price of $11.50 per share, subject to adjustments, which were privately placed prior to the Business Combination (“Private Warrants”). The Private Warrants have been exercisable since May 7, 2021. On December 28, 2025, any then-outstanding Private Warrants will expire.

The Private Warrants meet the definition of derivative instruments and are reported as liabilities at their fair values at each period end, with changes in the fair value of the Private Warrants recorded as a non-cash loss or gain. A rollforward of the Private Warrants liability is below.

(in thousands)
Balance at December 31, 2022	$(212)
Loss on remeasurement of private warrants	(1,116)
Balance at March 31, 2023	(1,328)
Gain on remeasurement of private warrants	1,083
Balance on June 30, 2023	(245)
Gain on remeasurement of private warrants	132
Balance on September 30, 2023	$(113)

Note 10. Debt

The components of long-term debt were as follows:

	September 30,	December 31,
(in thousands)	2023	2022
3.25% Convertible Senior Notes	$240,000	$240,000
Senior Secured Term Loan	130,000	-
New Market Tax Credit Transactions	45,700	45,700
Subordinated Term Loan	-	10,205
Insurance Premium Finance Notes	1,066	1,828
Vehicle and Equipment Notes	352	366
Mortgage Notes	195	218
Total	$417,313	$298,317
Less: Total unamortized debt issuance costs	(37,442)	(9,947)
Less: Current maturities of long-term debt	(1,184)	(1,972)
Total long-term debt	$378,687	$286,398

3.25% Convertible Senior Notes

On December 21, 2021, we issued $240 million principal amount of our 3.250% Convertible Senior Notes due 2026 (“Convertible Notes”), subject to an indenture.

The Convertible Notes are our senior, unsecured obligations and accrue interest at a rate of 3.250% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. We will settle conversions by paying or delivering, as applicable, cash, shares of common stock or a combination of cash and shares, at our election. The initial conversion rate, which is subject to change, is approximately $10.79 per share of common stock. If certain liquidity conditions are met, we may redeem the Convertible Notes between December 19, 2024, and October 20, 2026. The Convertible Notes will mature on December 15, 2026.

Capped Calls

Also in December 2021, in connection with the Convertible Notes, we purchased capped calls (“Capped Calls”) with certain well-capitalized financial institutions for $35 million. The Capped Calls are call options that permit us, at our option, to require the counterparties to deliver to us shares of our common stock. We may also net-settle the Capped Calls and receive cash instead of shares. We have not exercised any of the Capped Calls at September 30, 2023, and the Capped Calls expire on April 12, 2027.

Senior Secured Term Loan

On March 17, 2023, we closed a $130 million principal amount senior secured term loan (“Senior Secured Term Loan”). The Senior Secured Term Loan is secured by substantially all of our assets, other than the assets of Danimer Catalytic Technologies and assets associated with the Greenfield Facility. The Senior Secured Term Loan matures on the earlier of March 17, 2027 or September 15, 2026 if more than $100 million of the existing Convertible Notes remain outstanding on that date. After payment of the lender’s expenses, including the first three years of premiums for a collateral protection insurance policy for the benefit of the lender, we received net proceeds of $98.6 million. The Senior Secured Term Loan accrues interest at a stated annual rate of 14.4%, payable monthly. As part of the Senior Secured Term Loan agreement, we are required to hold $12.5 million in an interest-payment reserve account, which we have reported as restricted cash.

The Senior Secured Term Loan contains various customary covenants, which we do not expect to have a material impact on our liquidity or capital resources.

The Senior Secured Term Loan required us to maintain a minimum cash balance of $45 million pending the receipt of certain consents, which were received during the second quarter of 2023.

In connection with the Senior Secured Term Loan, we also issued warrants with a five-year maturity to the lender to purchase 1.5 million shares of our common stock at an exercise price of $7.50 per share. We determined the fair value of these warrants as of the closing date was $0.5 million using the Black-Scholes model, and included this amount in equity at September 30, 2023.

Subordinated Term Loan

In March 2019, we, through a subsidiary, entered into a subordinated credit agreement (“Subordinated Term Loan”) for $10 million in term loans.

During 2023, we paid $10.2 million of principal and accrued interest, which repaid the entire balance of the loan.

New Markets Tax Credit Transactions

We entered into financing arrangements under the New Markets Tax Credit (“NMTC”) program with various unrelated third-party financial institutions (individually and collectively referred to as “Investors”), which then invest in certain “Investment Funds”.

In these arrangements, we loaned money to the Investment Funds, which then contributed the funds from our loan and the Investor’s investment to special purpose entities, which then in turn loaned the contributed funds to wholly owned subsidiaries of the Company. We report the $31.4 million we loaned as leveraged loans receivable and report bank deposits of $1.9 million required under these NMTC arrangements for future interest and expense payments as restricted cash.

We believe these borrowings, and our related loans to the Investment Funds, will be forgiven in 2026 and 2029.

Insurance Premium Finance Notes

In December 2022 and June 2023, we entered into financing agreements related to the premiums under certain insurance policies. These financing agreements had one year initial terms, and we make monthly payments on these notes at interest rates of 6.74% and 8.24%, respectively.

Vehicle and Equipment Notes

We have fourteen vehicle and equipment notes outstanding at September 30, 2023, primarily relating to motor vehicles and warehouse equipment. We make monthly payments on these notes at interest rates ranging from 3.75% to 6.99%.

Mortgage Notes

We have two mortgage notes secured by residential property. We make monthly payments on these notes at interest rates of 6.50% and 5.25% with maturity dates in October 2023 and March 2025.

Cash Maturities

As of September 30, 2023, the future cash maturities of long-term debt are as follows:

(in thousands)	Amount
As of September 30, 2023
2023	$598
2024	623
2025	265
2026	261,087
2027	130,034
Thereafter	24,706
Total future maturities	$417,313

Note 11. Equity

Common Stock

The following table summarizes the common stock activity for the three and nine months ended September 30, 2023 and 2022, respectively.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Balance, beginning of period	101,938,376	101,114,861	101,804,454	100,687,820
Issuance of common stock	96,891	273,812	230,813	700,853
Balance, end of period	102,035,267	101,388,673	102,035,267	101,388,673

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, each with a par value of $0.0001 per share. As of September 30, 2023 and December 31, 2022, no shares of preferred stock were issued or outstanding.

Non-Plan Legacy Danimer Options

Prior to 2017, Legacy Danimer had issued 208,183 stock options that were not a part of either the 2016 Executive Plan or the 2016 Omnibus Plan. These options had a weighted average exercise price of $30 per share. On December 29, 2020, the then-remaining 30,493 of these options were converted to options to purchase 279,255 shares of our common stock with a weighted average exercise price of $3.28 per share. During 2021, 153,763 of these options were exercised. There were 125,492 of these options remaining outstanding at September 30, 2023 and December 31, 2022.

Equity Distribution Agreement

On September 7, 2022, we entered into an equity distribution agreement (“Equity Distribution Agreement”) with Citigroup Global Markets Inc. (“Manager”), under which we may issue and sell shares of our common stock “at the market” from time-to-time with an aggregate offering price of up to $100.0 million (collectively, “ATM Offering”). Under the Equity Distribution Agreement, the Manager may sell small volumes of our common stock at the prevailing market price, during such times and at such terms as we have predesignated. We have no obligation to sell any shares and may at any time suspend offers and sales that are part of the ATM Offering or terminate the Equity Distribution Agreement. During the year ended December 31, 2022, we issued 212,604 shares at an average price of $4.15 per share resulting in proceeds of $0.9 million. Additionally, we incurred issuance costs of $1.1 million, which were primarily one-time costs, but which also included less than $0.1 million in commissions to the Manager. As of September 30, 2023, $99.1 million remains available for distribution under the Equity Distribution Agreement.

Anti-dilutive Instruments

The following table summarizes the instruments excluded from the calculations of diluted shares outstanding because the effect of including them would have been anti-dilutive.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Convertible debt	22,250,040	22,250,040	22,250,040	22,250,040
Employee stock options	11,900,448	11,877,355	11,900,448	11,877,355
Private Warrants	3,914,525	3,914,525	3,914,525	3,914,525
Restricted shares and RSUs	2,295,337	2,671,482	2,295,337	2,671,482
Senior Secured Term Loan Warrants	1,500,000	-	1,500,000	-
Performance shares	127,770	50,251	127,770	50,251
Legacy Danimer options	125,492	125,492	125,492	125,492
Total excluded instruments	42,113,612	40,889,145	42,113,612	40,889,145

Senior Secured Term Loan Warrants

On March 17, 2023, we issued warrants to purchase 1.5 million shares of our common stock for $7.50 per share in connection with the Senior Secured Term Loan. These warrants were accounted for as an equity arrangement and are included in additional paid-in-capital at September 30, 2023.

Note 12. Revenue

We evaluate financial performance and make resource allocation decisions based upon the results of our single operating and reportable segment; however, we believe presenting revenue split between our primary revenue streams of products and services best depicts how the nature, amount, timing and certainty of our net sales and cash flows are affected by economic factors.

We generally produce and sell finished products, for which we recognize revenue upon shipment. We provide for expected returns based on historical experience and future outlook. There are no forms of variable consideration such as discounts, rebates, or volume discounts that we estimate to reduce our transaction price.

We defer certain contract fulfillment costs and amortize these costs to cost of revenue on a per-pound basis as we sell the related product or when the related contracts expire. During the three months ended September 30, 2023 and 2022, we expensed zero and $0.1 million, respectively. During the nine months ended September 30, 2023 and 2022, we expensed $1.1 million and $0.4 million, respectively. At September 30, 2023 and December 31, 2022, we had deferred aggregate contract fulfillment costs of $1.3 million and $3.2 million, respectively.

Our research and development (“R&D”) services contract customers generally pay us at the commencement of the agreement and then at additional intervals as outlined in each contract. We recognize contract liabilities for such payments and then recognize revenue as we satisfy the related performance obligations. To the extent collectible revenue recognized under this method exceeds the consideration received, we recognize contract assets for such unbilled consideration.

R&D contract assets, net were $4.0 million and $2.8 million at September 30, 2023 and December 31, 2022, respectively. Revenue recognized that was included in contract liabilities at the beginning of the period was not material for any period presented.

Disaggregated Revenues

Revenue by country is based on the location of the customer. The following table is a summary of revenue information by country.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
United States	$10,771	$9,103	$33,565	$31,324
Poland	77	-	233	-
Germany	6	-	1,349	2,694
Belgium	1	915	200	1,999
All other countries	93	430	392	1,877
Total revenues	$10,948	$10,448	$35,739	$37,894

Note 13. Stock-Based Compensation

We grant various forms of stock-based compensation, including restricted stock, restricted stock units, stock options and performance-based restricted stock units under our Danimer Scientific, Inc. 2020 Long-Term Equity Incentive Plan (“2020 Incentive Plan”) and employee stock purchase plan instruments under our 2020 Employee Stock Purchase Plan (“2020 ESPP”).

We also have outstanding employee and director stock options that were issued prior to the Business Combination under legacy stock plans.

The 2020 Incentive Plan provides for the grant of stock options, stock appreciation rights, and full value awards. Full value awards include restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units.

On September 30, 2023 and December 31, 2022, 1,391,425 shares and 1,657,240 shares, respectively, of our common stock remained authorized for issuance with respect to awards under the 2020 Incentive Plan.

The 2020 ESPP provides for the sale of our common stock to our employees through payroll withholding at a discount of 15% from the lower of the closing price of our common stock on the first or last day of each biannual offering period. Up to 2,571,737 shares of our common stock were authorized to be issued under this plan. We have issued 182,037 shares during the nine months ended September 30, 2023 and 2,306,519 shares remain in the pool.

These share pool limits are subject to adjustment in the event of a stock split, stock dividend or other changes in our capitalization.

The following table sets forth the allocation of our stock-based compensation expense.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Cost of revenue	$2	$22	$6	$60
Selling, general and administrative	12,493	12,437	37,643	37,010
Research and development	1,829	1,846	5,284	5,480
Total stock-based compensation	$14,324	$14,305	$42,933	$42,550

Service-based Restricted Stock and RSUs

The following table summarizes our service-based restricted stock and RSU activity by quarter.

	Number of Shares	Weighted Average Grant-Date Fair Value
Balance, December 31, 2022	691,448	$28.51
Granted	6,250	$2.62
Vested	(73,023)	$5.86
Balance, March 31, 2023	624,675	$37.09
Granted	152,822	$3.01
Balance, June 30, 2023	777,497	$25.41
Balance, September 30, 2023	777,497	$25.41

We recognize the compensation expense for these shares on a straight-line basis from the grant date through the relevant vesting dates, which range from one to three years. We recognized expenses of $4.9 million related to these awards during each of the three months ended September 30, 2023 and 2022 and $14.1 million and $14.4 million during the nine months ended September 30, 2023 and 2022, respectively.

Market-based Restricted Stock

During 2021, we granted 1,517,840 shares of restricted stock for which the restrictions lapse on successive thirds of the award on the first date the volume-weighted average price per share of our common stock equals or exceeds $24.20 for any 20 trading dates within 30-day trading periods beginning on December 29, 2021, 2022, and 2023, respectively. We recognize the compensation expense for these shares on a straight-line basis from the grant date through January 2024. We recognized expenses of $4.6 million and $4.7 million during the three months ended September 30, 2023 and 2022, respectively, and $13.9 million during each of the nine months ended September 30, 2023 and 2022. As of September 30, 2023, all of these shares remained outstanding.

Performance-based Restricted Stock

On February 28, 2023, we awarded 462,519 shares of restricted stock with performance conditions. These shares are unvested until attainment of performance targets defined in the grant agreement as follows:

•
50% of the shares are subject to a total PHA revenue metric based on 2025 financial results. 50% of these shares vest if total PHA revenue is $177 million, 100% vest if total PHA revenue is $202 million or higher, with prorated vesting between $177 million and $202 million.
•
50% of the shares are subject to an Adjusted EBITDA Metric based on 2025 financial results. 50% of these shares vest if Adjusted EBITDA is $36 million, 100% vest if Adjusted EBITDA is $44 million or higher, with prorated vesting between $36 million and $44 million.

On March 31, 2022, we awarded 489,949 shares of restricted stock with performance conditions. These shares are unvested until attainment of performance targets defined in the grant agreement as follows:

•
30% of the shares are subject to a total PHA revenue metric based on 2024 financial results. 50% of these shares vest if total PHA revenue is $151 million, 100% vest if total PHA revenue is $189 million or higher, with prorated vesting between $151 million and $189 million.
•
30% of the shares are subject to an Adjusted EBITDA Metric based on 2024 financial results. 50% of these shares vest if Adjusted EBITDA is $9.2 million, 100% vest if Adjusted EBITDA is $13.8 million or higher, with prorated vesting between $9.2 million and $13.8 million.
•
40% of the shares are subject to a Neat PHA production capacity metric based on a third-party assessment at December 31, 2024, 50% of the shares vest if capacity is 68 million pounds, 100% vest if capacity is 81 million pounds or higher, with prorated vesting between 68 million pounds and 81 million pounds.

On July 23, 2021, we awarded 95,943 shares of restricted stock with performance conditions. These shares are unvested until attainment of performance targets defined in the grant agreement as follows:

•
30% of the shares are subject to a return on equity “ROE” metric based on 2023 financial results. 50% of these shares vest if ROE is 5%, 100% vest if ROE is 9% or higher, with prorated vesting between 5% and 9%.
•
30% of the shares are subject to an EBITDA Metric based on 2023 financial results. 50% of these shares vest if EBITDA is $45 million, 100% vest if EBITDA is $65 million or higher, with prorated vesting between $45 million and $65 million.
•
40% of the shares are subject to a Neat PHA production capacity metric based on a third-party assessment at December 31, 2023, 50% of the shares vest if capacity is 75 million pounds, 100% vest if capacity is 90 million pounds or higher, with prorated vesting between 75 million pounds and 90 million pounds.

In addition to these performance conditions, vesting of certain of these shares are also subject to having sufficient capacity in the 2020 Incentive Plan, which may not have enough shares remaining to fulfill these awards. In the event registered shares are unavailable, 920,641 of the 1,048,411 outstanding performance shares must be settled in cash as calculated using the price of our common stock on the vesting date. Due to this cash settlement feature, certain performance shares are accounted for as a liability. At September 30, 2023, the balance of this liability was $0.6 million. These performance shares are marked to market using the price of our common stock with a life-to-date adjustment. Other than this mark to market effect, expense is recognized on a straight-line basis between the dates of grant and the vesting dates, which we anticipate will be in February 2024, March 2025 and February 2026, respectively. We are currently assuming 100% attainment of our 2024 and 2025 metrics and 0% attainment of our 2023 metrics. As a result, we have reversed all expense associated with the July 23, 2021 award. During the three months and nine months ended September 30, 2023, we recognized selling, general and administrative expenses of $0.1 million and $0.5 million, respectively, related to these performance shares. All of these performance shares remained outstanding at September 30, 2023.

Stock Options

A summary of stock option activity under our equity plans for the three and nine months ended September 30, 2023 follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance, December 31, 2022	11,844,644	$14.23	6.71	$-
Granted	204,254	$2.58
Forfeited	(4,667)
Balance, March 31, 2023	12,044,231	$14.04	6.48	$852,617
Forfeited	(93,633)
Balance, June 30, 2023	11,950,598	$14.02	6.22	$-
Forfeited	(50,150)
Balance, September 30, 2023	11,900,448	$14.02	5.96	$-
Exercisable	5,217,843	$5.00	4.08	$-
Vested and expected to vest	11,900,448	$14.02	5.96	$-

The aggregate intrinsic values are calculated as the difference between the exercise price of the indicated stock options and the fair value of our common stock on each applicable balance sheet date.

In addition to the stock options granted under our equity plans, during the quarters ended March 31, 2023 and 2022, we granted 1,050,000 and 972,222 stock options, respectively, that contained a cash-settlement feature if adequate shares were not available to settle the award by the vesting dates. For the nine months ended September 30, 2023, we recognized expense of $0.4 million and maintained a long-term liability of $0.5 million related to these stock options.

There were no options granted during the three month period ended September 30, 2023 and 146,666 options granted in the three month period ended September 30, 2022. The weighted average grant-date fair values of options granted during the three month period ended September 30, 2022, was $1.97.

As of September 30, 2023, there was $17.8 million of unrecognized compensation cost related to unvested stock options and restricted shares granted under the 2020 Incentive Plan. That cost is expected to be recognized over a weighted-average period of 1.5 years.

Note 14. Commitments and Contingencies

Commitments

In connection with our 2007 acquisition of certain intellectual property, we agreed to pay royalties to Procter & Gamble upon production and sale of PHA. The royalty was $0.05 per pound for the first 500 million pounds of PHA sold and decreased to $0.025 per pound for cumulative sales in excess of that amount until the underlying patents expire. In 2023, we terminated this royalty agreement. We retained all intellectual property associated with the agreement but forfeited related prepaid royalties, which resulted in a loss of $0.5 million in the nine months ended September 30, 2023.

Litigation Matters

On May 14, 2021, a class action complaint was filed by Darryl Keith Rosencrants in the United States District Court for the Eastern District of New York, on May 18, 2021, a class action complaint was filed by Carlos Caballeros in the United States District Court for the Middle District of Georgia, on May 18, 2021, a class action complaint was filed by Dennis H. Wilkins also in the United States District Court for the Middle District of Georgia, and on May 19, 2021, a class action complaint was filed by Elizabeth and John Skistimas in the United States District Court for the Eastern District of New York. Each plaintiff or plaintiffs brought the action individually and on behalf of all others similarly situated against the Company.

The alleged class varies in each case but covers all persons and entities other than Defendants who purchased or otherwise acquired our securities between October 5, 2020 and May 4, 2021 (“Class Period”). Plaintiffs are seeking to recover damages caused by Defendants’ alleged violations of the federal securities laws and are pursuing remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and Rule 10b-5 promulgated thereunder. The complaints are substantially similar and are each premised upon various allegations that throughout the Class Period, Defendants made materially false and misleading statements regarding, among other things, our business, operations and compliance policies.

Plaintiffs seek the following remedies: (i) determining that the lawsuits may be maintained as class actions under Rule 23 of the Federal Rules of Civil Procedure, (ii) certifying a class representative, (iii) requiring Defendants to pay damages allegedly sustained by plaintiffs and the class members by reason of the acts alleged in the complaints, and (iv) awarding pre-judgment and post-judgment interest as well as reasonable attorneys’ fees, expert fees and other costs.

On July 29, 2021, the Georgia court transferred the Georgia cases to New York, and all four class actions have been consolidated into a single lawsuit in the Eastern District of New York.

On January 19, 2022, a Consolidated Amended Class Action Complaint (“Amended Complaint”) was filed in the Eastern District of New York, naming as defendants the Company, its directors and certain of its officers as well as certain former directors (collectively, “Defendants”). The Amended Complaint is brought on behalf of a class consisting of (i) purchasers of shares of the Company during the Class Period, (ii) all holders of the Company’s Class A common stock entitled to vote on the merger transaction between the Company and Meredian Holdings Group, Inc. consummated on December 28, 2020 and (iii) purchasers of Company securities pursuant to the Company’s Registration Statement on Form S-4 that was declared effective on December 16, 2020 or the Company’s Registration Statement on Form S-1 that was declared effective on February 16, 2021. The Amended Complaint asserts claims for violations of Sections 10(b), 14(a) and 20(a) of the Exchange Act and Rules 10(b)-5(a)-(c) promulgated thereunder and Sections 11, 12 and 15 of the Securities Act of 1933, as amended (the “Securities Act”). Plaintiffs seek the following remedies: (a) a determination that the lawsuit is a proper class action pursuant to Rule 23 of the Federal Rules of Civil Procedure and certifying Plaintiffs as class representative, (b) awarding compensatory and punitive damages allegedly sustained by the class members by reason of the acts set forth in the Amended Complaint and (c) awarding pre-judgment and post-judgment interest and costs and expenses, including reasonable attorneys’ fees, experts’ fees and other costs. On September 30, 2023, the court issued an Order granting Defendant’s motion to dismiss in full, dismissing Plaintiffs’ claims with prejudice, and denying Plaintiffs’ request for leave to amend. On October 27, 2023, the Plaintiffs filed a notice of appeal.

On May 24, 2021, a shareholder derivative lawsuit was filed in the Court of Chancery of the State of Delaware by Richard Delman on behalf of the Company, alleging breach of fiduciary duty against the Company’s directors. On October 6, 2021, a shareholder derivative lawsuit was filed in the United States District Court for the District of Delaware by Ryan Perri on behalf of the Company, alleging breach of fiduciary duty against the Company’s directors. On February 9, 2023, a shareholder derivative lawsuit was filed in the United States District Court for the District of Delaware by Samuel Berezin on behalf of the Company, alleging breach of fiduciary trust against the Company’s directors. All three shareholder derivative lawsuits have been stayed pending the outcome of Defendants’ motion to dismiss the securities class actions. These derivative complaints repeat certain allegations which are already in the public domain. Defendants deny the allegations of the above complaints, believe the lawsuits are without merit and intend to defend them vigorously.

Since we are unable to estimate the likelihood of incurring a loss, or the amount of loss, if any, related to these matters, we have not accrued any losses for these matters at September 30, 2023.

On May 5, 2021, we received a letter from the Atlanta regional office of the SEC, in connection with a non-public, fact-finding inquiry, requesting that we voluntarily produce certain specified information, to which we timely and voluntarily produced the requested information on July 14, 2021. Subsequently, the SEC had additional follow-up requests for further information, and we have timely and voluntarily responded to all such requests.

In the ordinary course of business, we may be a party to various other legal proceedings from time to time.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q (“Report”) of Danimer Scientific, Inc. contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Except where the context otherwise requires or where otherwise indicated, the terms the “Company”, “Danimer”, “we”, “us”, and “our” refer to the consolidated business of Danimer Scientific, Inc. and its consolidated subsidiaries. All statements in this Report, other than statements of historical fact, are forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, hopes, beliefs, intentions, and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements may contain words such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “predict”, “potential”, “seem”, “seek”, “future”, “outlook”, the negative of such terms and other similar expressions, which are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We caution that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to our business.

Because forward‑looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These forward-looking statements are based on information available as of the date of this Report (or, in the case of forward-looking statements incorporated herein by reference, if any, as of the date of the applicable filed document), and any accompanying supplement, current expectations, and forecasts and assumptions involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•
our ability to recognize the anticipated benefits of business combinations, which may be affected by, among other things, competition, and our ability to grow and manage growth profitably following business combinations;
•
costs related to business combinations;
•
changes in applicable laws or regulations;
•
the outcome of any legal proceedings against us;
•
the effect of the COVID-19 pandemic on our business;
•
our ability to execute our business model, including, among other things, market acceptance of our products and services and construction delays in connection with the expansion of our facilities;
•
our ability to raise capital;
•
the ongoing conflict in Ukraine;
•
the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and
•
other risks and uncertainties set forth in the section entitled “Risk Factors” of this Report, which is incorporated herein by reference.

Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including those discussed in this Report, specifically the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other risks and uncertainties are and will be disclosed in our prior and future SEC filings. The following information should be read in conjunction with the Condensed Consolidated Financial Statements and related notes appearing in Part I. Item 1. of this Report.

Introductory Note

The Company (formerly Live Oak Acquisition Corp. (“Live Oak”)) was originally incorporated in the State of Delaware on May 24, 2019 as a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses. Live Oak completed its initial public offering in May 2020. On December 29, 2020 (“Closing Date”), Live Oak consummated a business combination (“Business Combination”) with Meredian Holdings Group, Inc. (“MHG” or “Legacy Danimer”), with Legacy Danimer surviving the merger as a wholly owned subsidiary of Live Oak. The Business Combination was accounted for as a reverse recapitalization, meaning that Legacy Danimer was treated as the accounting acquirer and Live Oak was treated as the accounting acquiree. Effectively, the Business Combination was treated as the equivalent of Legacy Danimer issuing stock for the net assets of Live Oak, accompanied by a recapitalization. In connection with the Business Combination, Live Oak changed its name to Danimer Scientific, Inc. On August 11, 2021, we closed the acquisition of Novomer, Inc. (integrated into our business as “Danimer Catalytic Technologies”).

Overview

We are a performance polymer company specializing in bioplastic replacement for traditional petroleum-based plastics. We bring together innovative technologies to deliver biodegradable bioplastic materials to global consumer product companies. We believe that we are the only commercial company in the bioplastics market to combine the production of a base polymer along with the reactive extrusion capacity in order to give customers a “drop-in” replacement for a wide variety of petroleum-based plastics. We derive our revenue primarily from product sales of PHA- and PLA-based resins as well as from services such as contract research and development and tolling.

PHA-Based Resins: We are a leading producer of polyhydroxyalkanoate (“PHA”), a key biodegradable ingredient in a wide range of engineered materials that are plastic alternatives, which we sell under the proprietary Nodax brand name, for use in a wide variety of plastic applications including straws and food containers, among other things. We make Nodax through a fermentation process where bacteria consume vegetable oil and make PHA within their cell walls as energy reserves. We harvest the PHA from the bacteria, then purify and filter the bioplastic before forming the PHA into pellets, which we combine with other inputs using a reactive extrusion process to manufacture formulated finished product. PHAs are a complete replacement for petroleum-based plastics where the converters do not have to purchase new equipment to switch to our new biodegradable plastic. Utilizing PHA as a base resin for a wide variety of application-specific engineered materials significantly expands the number of potential applications for bioplastics in the industry and enables us to produce resin that is not just compostable, but also fully biodegradable.

In December 2018, we acquired a fermentation facility in Winchester, Kentucky (“Kentucky Facility”) for production of PHA on a commercial scale. We embarked on a two-phase commissioning strategy for the Kentucky Facility, which expanded the capacity of the plant by 45 million pounds to a total plant capacity up to 65 million pounds of finished product, which includes other blended inputs, per year. The capacity expansion was completed in 2022.

In November 2021, we broke ground on the construction of a PHA plant in Bainbridge, Georgia (“Greenfield Facility”). Through September 30, 2023, we have invested $187.1 million in the Greenfield Facility, excluding capitalized interest and internal labor. Our engineering cost estimate for the Greenfield Facility ranges from $515 million to $665 million and we have designed it to have an annual production capacity of approximately 125 million pounds of finished product. However, the above range does not account for the impact of inflation on our construction costs arising since the completion of our engineering cost estimate in December 2022. We have suspended construction of the Greenfield Facility and completion of the facility is contingent upon receiving additional financing.

We anticipate spending between $140 million to $220 million on a commercial Rinnovo plant. The noted range does not account for the impact of inflation on our construction costs arising since the completion of our engineering cost estimate in December 2022. Once a commercial Rinnovo plant is completed and after making some additional investments in extrusion capacity, the Danimer network is expected to have production capacity of approximately 330 million pounds of PHA-based finished product with approximately 60 million pounds of Rinnovo remaining to sell on a standalone basis or in formulations that do not include Nodax.

PLA-Based Resins: Since 2004, we have been producing proprietary plastics using a natural plastic called polylactic acid (“PLA”) as a base resin. PLA has limited functionality in its unformulated, or “neat”, form. We purchase PLA and formulate it into bioplastic resins by leveraging the expertise of our chemists and our proprietary reactive extrusion process. Our formulated PLA products allow many companies to use renewable and compostable plastics to meet their customers’ growing sustainability needs. We were the first company in the world to create a bioplastic suitable for coating disposable paper cups to withstand the temperatures of hot liquids such as coffee. We have expanded our product portfolio and now supply customers globally.

Research and Development (“R&D”) and Tolling Services: Our technology team partners with global consumer product companies to develop custom biopolymer formulations for specific applications. R&D contracts are designed to develop a formulated resin using PHA, PLA and other biopolymers that can be run efficiently on existing conversion equipment. We expect successful R&D contracts to culminate in supply agreements with the customers. Our R&D services thus not only provide revenue but also a pipeline of future products.

In addition to producing our own products, we also toll manufacture for customers that need our unique extruder or reactor setups for new or scale-up production. Our specialty tolling services primarily involve processing customer-owned raw materials to assist them in addressing their extrusion capacity constraints or manufacturing challenges.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below.

Factors Impacting Our Revenue

We derive our revenue from product sales of PHA- and PLA-based resins as well as from services such as R&D and tolling.

Now that we have completed Phase II of the Kentucky Facility, the most significant driver of PHA-based revenue is the pace of adoption of our materials and our ability to bring additional production capacity online, such as our Greenfield Facility. Our product revenue from PLA-based resins is primarily impacted by the effective launch of new product offerings in new markets by our customers as well as the ability of our suppliers to continue to grow their production capacity of neat PLA. Finally, our product revenue is impacted in the longer run by our ability to deliver biopolymer formulations that can be efficiently run on customer conversion equipment and meet customer application specifications and requirements as well as PHA-related license sales agreements.

Our service revenue is primarily impacted by the timing of, and execution against, customer contracts. Research and development services generally involve milestone-based contracts to develop PHA-based solutions designed to a customer’s specifications. Upon the completion of research and development contracts, customers generally have the option to enter into long-term supply agreements with us for the developed product solutions. Our ability to grow our service revenue depends on our ability to achieve a track record of developing successful biopolymer formulations for our customers and our ability to effectively transition those customer formulations to commercial scale production.

Factors Impacting Our Expenses

Costs of revenue

Cost of revenue is comprised of costs of goods sold and direct costs associated with research and development service projects. Costs of goods sold consists of raw materials and ingredients, labor costs including stock-based compensation, related production overhead, rent, utilities and depreciation costs. Costs associated with research and development service contracts include labor costs, related overhead costs, rent, depreciation, amortization, and outside consulting and testing fees incurred in direct relation to specific service contracts. Our current PHA production volume at the Kentucky Facility is significantly less than our overall design capacity leading to an elevated per-unit fixed-cost absorption We anticipate that our per-unit fixed-cost absorption will improve as rent, depreciation and other fixed costs become a smaller portion of our overall cost of revenue when PHA production output increases.

Selling, general and administrative expense

Selling, general and administrative expense consists of salaries, marketing expense, corporate administration expenses, stock-based compensation not allocated to research and development or costs of revenue personnel, and elements of depreciation and amortization, rent and facility expenses that are not directly attributable to direct costs of production or associated with research and development activities.

Research and development expense

Research and development expense includes salaries, stock-based compensation, depreciation, amortization, third-party consulting and testing fees, and rent and related facility expenses directly attributable to research and development activities not associated with revenue generating service projects.

Current Developments

During the third quarter, we made further inroads in our mission to create biodegradable consumer packaging and other products which address the global plastics waste crisis by:

•
commercializing Nodax-based home compostable retail packaging for produce now available in regional grocery stores and supercenters.
•
partnering with several of our converters to provide resin during the second half of 2024 for Nodax-based cutlery for a large quick service restaurant program.
•
making additional progress in negotiating development and supply agreements with our blue-chip customers.

Russia & Ukraine Conflict

With respect to the war in Ukraine, our business and operational environment is impacted by, among other things, responsive governmental actions including sanctions imposed by the U.S. and other governments and demand fluctuations which have directly impacted one of our key customers.

While we do not have operations in either Russia or Ukraine, we have experienced supply chain challenges and increased logistics and raw material costs which we believe may be due in part to the negative impact on the global economy from the ongoing war in Ukraine, including but not limited to canola oil, which our PHA production currently uses as a feedstock. Prior to the Russian invasion, Ukraine was a significant producer of canola oil. We had not and do not source canola oil from Ukraine and we have placed long term canola oil orders to reduce our exposure to shortages or inflation.

The extent to which the conflict may continue to impact Danimer in future periods will depend on future developments, including the severity and duration of the conflict, its impact on regional and global economic conditions, and the extent of supply chain disruptions. We will continue to monitor the conflict and assess the related sanctions and other effects and may take further actions if necessary.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. Our disclosure of our key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, are set forth in our Annual Report on Form 10-K for the year ended December 31, 2022.

Condensed Consolidated Results of Operations for the Three Months Ended September 30, 2023 and 2022:

	Three Months Ended September 30,
(in thousands)	2023	2022	Change
Revenue:
Products	$10,454	$9,099	$1,355
Services	494	1,349	(855)
Total revenue	10,948	10,448	500
Cost of revenue	18,685	14,503	4,182
Gross profit	(7,737)	(4,055)	(3,682)
Gross profit percentage	-70.7%	-38.8%
Operating expense:
Selling, general and administrative	16,555	19,413	(2,858)
Research and development	6,883	7,947	(1,064)
Loss on sale of assets	64	-	64
Impairment of long-lived assets	-	63,491	(63,491)
Total operating expenses	23,502	90,851	(67,349)
Loss from operations	(31,239)	(94,906)	63,667
Nonoperating income (expense):
Gain on remeasurement of private warrants	132	1,607	(1,475)
Interest, net	(8,584)	(553)	(8,031)
Loss on loan extinguishment	-	(1,500)	1,500
Other, net	-	240	(240)
Total nonoperating income (expense):	(8,452)	(206)	(8,246)
Loss before income taxes	(39,691)	(95,112)	55,421
Income taxes	(468)	236	(704)
Net loss	$(40,159)	$(94,876)	$54,717

Revenue

Current quarter product revenue increased as compared to the prior year quarter due to an 11.4% increase in volume, which more than offset a 4.8% decrease in our weighted average selling price. In the third quarter of 2023, PHA-based products represented 78% of total revenue as compared to 51% of total revenue during the same period in the prior year. PHA-based product sales increased $3.1 million primarily driven by a 43.3% increase in volume as well as a 1.8% increase in weighted average selling price. PLA-based product sales decreased by $1.8 million which was a result of reduced demand driven by the conflict in Ukraine which has impacted our customer base.

The decrease in service revenue relates primarily to the completion of our portion of several R&D contracts.

During the current quarter, we had two customers that each individually accounted for at least 10% of revenue and collectively represented 64% of total revenue as compared to the prior year quarter which had three such customers that collectively accounted for 58% of total revenue.

Cost of revenue and gross profit

Cost of revenue increased $4.2 million for the current quarter as compared with the prior year quarter. This is primarily driven by an increase of $2.5 million in depreciation, $1.1 million in raw materials costs due to product mix and other fixed cost increases.

The decline in gross profit percentage was primarily due to the overall increase in the fixed cost portion of our cost of goods sold.

Operating expenses

The quarter over quarter improvement in selling, general and administrative expense relates primarily to reductions in property insurance expense, legal expense and consulting expenses of $1.6 million. Additionally, we recorded a benefit of $0.5 million in the current quarter from reductions in our allowance for doubtful accounts driven by improved collections, as opposed to bad debt expense of $0.4 million in the prior year quarter. Current period research and development expense included a benefit of $0.8 million in compensation and benefits due in part to receiving a payroll tax refund and a $0.3 million decrease in legal and consulting expenses. The overall cost decreases in both selling, general and administrative expenses and research and development expenses reflect our efforts to reduce expenditures company-wide.

Impairment of long-lived assets

The impairment of long-lived assets in the prior year period related to the goodwill impairment loss caused by a sustained decline in our market capitalization level below our book equity value and other macroeconomic factors noted in the prior year period.

Gain on remeasurement of private warrants

The current quarter remeasurement gain on our Private Warrants represents a decrease in the fair value of each of the 3.9 million outstanding Private Warrants due primarily to a decrease in the market price of our common stock during the period. The prior year quarter remeasurement gain was also due to the common stock price decrease during that period.

Interest expense, net

The increase in interest expense, net primarily represents interest expense under our Senior Secured Term Loan and a reduction of capitalized interest in the current quarter due to the completion of Phase II of our Kentucky Facility and the suspension of the Greenfield Facility project.

Income taxes

Our effective tax rates differed from the federal statutory rate of 21% due to our valuation allowances against substantially all of our net deferred income tax assets.

Net loss

The decrease in net loss in the current quarter compared with the prior year quarter was primarily attributable to the impairment of long-lived assets that occurred in the prior year quarter and decreases in other operating expenses, partially offset by increased interest expense and decreased gross profit compared to the prior year quarter, as discussed in the sections above.

Condensed Consolidated Results of Operations for the Nine Months Ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
(in thousands)	2023	2022	Change
Revenue:
Products	$33,724	$33,890	$(166)
Services	2,015	4,004	(1,989)
Total revenue	35,739	37,894	(2,155)
Cost of revenue	56,327	45,606	10,721
Gross profit	(20,588)	(7,712)	(12,876)
Gross profit percentage	-57.6%	-20.4%
Operating expense:
Selling, general and administrative	52,098	62,042	(9,944)
Research and development	21,667	24,469	(2,802)
Loss on sale of assets	234	1	233
Impairment of long-lived assets	-	63,491	(63,491)
Total operating expenses	73,999	150,003	(76,004)
Loss from operations	(94,587)	(157,715)	63,128
Nonoperating income (expense):
Gain on remeasurement of private warrants	99	8,614	(8,515)
Interest, net	(21,132)	(2,197)	(18,935)
Loss on loan extinguishment	(102)	(1,500)	1,398
Other, net	-	324	(324)
Total nonoperating income (expense):	(21,135)	5,241	(26,376)
Loss before income taxes	(115,722)	(152,474)	36,752
Income taxes	(317)	767	(1,084)
Net loss	$(116,039)	$(151,707)	$35,668

Revenue

Revenues during the current nine month period decreased as compared to the prior year nine month period due to a 2.8% decrease in pounds sold that was partially offset by a 0.8% increase in our weighted average selling price. For the first nine months of 2023, PHA-based products represented 61% of total revenue as compared to 54% of total revenue during the same period in the prior year. PHA-based product sales increased $1.3 million due to higher volumes and increased weighted average selling price as compared to the prior year period. PLA-based product sales decreased $1.2 million primarily driven by a 9.4% decrease in pounds sold as compared to the prior year period, due to the on-going conflict in Ukraine.

The decrease in service revenue relates primarily to the completion of our portion of several R&D contracts.

During the current nine month period, we had three customers that each accounted for at least 10% of revenue and collectively represented 65% of total revenue. In the prior year nine month period, we had three such customers that collectively represented 51% of total revenue.

Cost of revenue and gross profit

Cost of revenue increased 24% for the current nine month period as compared with the prior year nine month period. This is largely driven by an increase of fixed costs, including $8.1 million in depreciation, $1.7 million related to property taxes and insurance and $0.6 million in utilities as compared to prior year due to the completion of the Kentucky Facility later in the prior year.

The decline in gross profit percentage was primarily due to the overall increase in the fixed cost portion of our cost of goods sold. We anticipate that our per-unit fixed-cost absorption will improve as rent, depreciation and other fixed costs become a smaller portion of our overall cost of revenue when PHA production output increases.

Operating expenses

The period-over-period improvement in selling, general and administrative expense relates primarily to reductions in legal costs of $2.9 million, property and other insurance expense of $2.1 million and consulting expenses of $1.7 million. Additionally, we recorded a benefit of $1.5 million in the current nine month period from reversals in our allowance for doubtful accounts, as opposed to expense of $1.2 million in the prior year period, which reflects improvements in our past due accounts receivable. Research and development expense included decreases of $1.3 million in legal costs, $0.7 million in consulting expense, $0.5 million in administrative costs and $0.5 million in compensation and benefits partially related to receiving a payroll tax refund. The overall cost decreases in both selling, general and administrative expenses and research and development expenses reflect our efforts to reduce expenditures company-wide.

Impairment of long-lived assets

The impairment of long-lived assets primarily relates to the goodwill impairment loss recorded during the prior year period due to the continuation of a sustained decline in our market capitalization level below our book equity value and other macroeconomic factors noted in the prior year period.

Gain on remeasurement of private warrants

The current period remeasurement gain on our Private Warrants represents a decrease in the fair value of each of the 3.9 million outstanding Private Warrants due primarily to increases in interest rates as well as a decrease in the remaining life of the Private Warrants sustained during the period. The prior year remeasurement gain was due to the common stock price decrease during that period.

Interest expense, net

The increase in interest expense, net as compared to the prior year nine month period represents interest expense under our Senior Secured Term Loan beginning in March 2023 and a reduction of capitalized interest in the current year period associated with the completion of Phase II of our Kentucky Facility and with the suspension of construction of the Greenfield Facility.

Income taxes

Our effective tax rates differed from the federal statutory rate of 21% due to our valuation allowances against substantially all of our net deferred income tax assets.

Net loss

The decrease in net loss in the current nine month period compared with the prior year period was primarily attributable to prior period impairments, increased interest expense and increased fixed costs of revenue.

Liquidity and Capital Resources

Our primary sources of liquidity are equity issuances and debt financings. As of September 30, 2023, we had $77.4 million in cash and cash equivalents and working capital of $112.3 million. While we believe we have developed the capabilities to generate revenue that will eventually be sufficient to cover our ongoing operating costs, we are currently experiencing a period of low sales volume. We believe we have adequate liquidity to fund our operations for the next twelve months.

We broke ground on our Greenfield Facility construction ahead of schedule in November 2021 and started placing orders for long-lead time equipment items to mitigate the impacts of ongoing inflation and delivery delays caused by global supply chain challenges related to the pandemic and other matters. Our engineering cost estimate for the Greenfield Facility ranges from $515 million to $665 million. As of September 30, 2023, we have invested $187.1 million of capital, excluding capitalized interest and internal labor, for the Greenfield Facility. The above range does not include any updates related to the impact of inflation on our construction costs since our 2022 engineering cost estimate. We have currently suspended construction of the Greenfield Facility and completion of the facility is contingent upon receiving additional financing.

As of September 30, 2023, our most significant borrowing facilities are our 3.250% Convertible Senior Notes and our Senior Secured Term Loan described below.

3.25% Convertible Senior Notes

On December 21, 2021, we issued $240 million principal amount of our 3.250% Convertible Senior Notes due 2026 (“Convertible Notes”), subject to an indenture.

The Convertible Notes are our senior unsecured obligations and accrue interest at a rate of 3.250% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2022. We will settle conversions in cash, shares of common stock or a combination of cash and shares, at our election. The initial conversion rate, which is subject to change, is approximately $10.79 per share of common stock. If certain liquidity conditions are met, we may redeem the Convertible Notes between December 19, 2024, and October 20, 2026. The Convertible Notes will mature on December 15, 2026.

Capped Calls

Also in December 2021, in connection with the Convertible Notes, we purchased capped calls (“Capped Calls”) with certain well-capitalized financial institutions for $35 million. The Capped Calls are call options that permit us, at our option, to require the counterparties to deliver to us shares of our common stock. We may also net-settle the Capped Calls and receive cash instead of shares. We have not exercised any of the Capped Calls at September 30, 2023, and the Capped Calls expire on April 12, 2027.

Senior Secured Term Loan

On March 17, 2023, we closed a $130 million principal amount Senior Secured Term Loan. The Senior Secured Term Loan is secured by substantially all of our assets, other than the assets of Danimer Catalytic Technologies and assets associated with the Greenfield

Facility. The Senior Secured Term Loan matures on the earlier of March 17, 2027 or September 15, 2026 if more than $100 million of the existing Convertible Notes remains outstanding on that date. After payment of the lender’s expenses, including the first three years of premiums for a collateral protection insurance policy for the benefit of the lender, we received net proceeds of $98.6 million. The Senior Secured Term Loan accrues interest at a fixed annual rate of 14.4%. As part of the Senior Secured Term Loan agreement, we are required to hold $12.5 million in an interest-payment reserve account, which we have reported as restricted cash.

The Senior Secured Term Loan contains various customary covenants that we do not expect to have a material impact on our liquidity or capital resources.

In connection with the Senior Secured Term Loan, we issued warrants with a five-year maturity to the lender to purchase 1.5 million shares of our common stock at an exercise price of $7.50 per share. We determined the fair value of these warrants as of the closing date was $0.5 million using the Black-Scholes model and included this amount in equity at September 30, 2023.

Cash Flows for the Nine Months Ended September 30, 2023 and 2022:

The following table summarizes our cash flows from operating, investing and financing activities:

	Nine Months Ended September 30,
(in thousands)	2023	2022
Net cash used in operating activities	$(31,331)	$(57,582)
Net cash used in investing activities	$(25,704)	$(151,628)
Net cash provided by financing activities	$84,488	$23,032

Cash flows from operating activities

Net cash used in operating activities was $31.3 million during the nine month period and was $57.6 million during the comparable period for 2022. The period-to-period change was primarily attributable to changes in working capital, specifically accounts receivable and inventories.

Cash flows from investing activities

For the nine month period, we used $25.7 million for the purchase of property, plant and equipment as compared to the $133.6 million for such purchases in the prior year period. During 2023, we took receipt of previously ordered materials that related to investments at our Greenfield Facility and continued construction of our Rinnovo pilot plant in Rochester, New York. During 2022, we continued construction of the Greenfield Facility and Phase II of our expansion of our Kentucky Facility.

Cash flows from financing activities

For the nine months ended September 30, 2023, net cash provided by financing activities of $84.5 million consisted primarily of:

•
Proceeds from our Senior Secured Term Loan of $130.0 million, less issuance costs of $33.3 million; net of
•
Repayments of debt of $12.4 million, including all of our previously existing $10.2 million Subordinated Term Loan.

For the nine months ended September 30, 2022, net cash provided by financing activities of $23.0 million consisted primarily of:

•
Proceeds from long-term debt of $24.7 million;
•
Proceeds from the exercise of stock options and ESPP units of $0.7 million; net of
•
Repayments of debt and issuance costs of $2.4 million.

Off-balance Sheet Arrangements

At September 30, 2023, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including potential losses arising from adverse changes in market prices and rates, such as various commodity prices. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Additionally, we may experience inflation and deflation related to our purchase of certain commodity products. There have been no material changes to our exposure to market risks, including the types of instruments we use to manage our exposure to such risks, from those disclosed in our Annual Report on Form 10-K for the year ended December 31, 2022.

Our deposited funds yield market interest and are held in multiple highly-rated U.S. banks. We believe these funds are not subject to material potential near-term losses in future earnings from reasonably possible near-term changes in market rates or prices.

Commodity Price Risk

Our products are made using various purchased components and several basic raw materials, in particular PLA, polybutylene succinate (“PBS”), polybutylene adipate terephthalate (“PBAT”) and canola oil. We expect prices for these items to fluctuate based on marketplace demand and other factors, such as the effect of the conflict in Ukraine on canola oil prices. Our product margins and level of profitability may fluctuate whether or not we pass increases in purchased component and raw material costs on to our customers.

Item 4. CONTROLS AND PROCEDURES

Limitations on Effectiveness of Controls and Procedures

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls can prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There are inherent limitations in all control systems, including the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and, while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Because of the inherent limitations in any control system, misstatements due to error or fraud may occur and not be detected.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Quarterly Report on Form 10-Q. Our management and our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in providing them with material information relating to the Company and its consolidated subsidiaries required to be disclosed in the reports we file or submit under the Exchange Act.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the three month period ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

Refer to the information provided in Note 14 to the Notes to the Condensed Consolidated Financial Statements presented in Part I. Item 1. of this Report.

Item 1A. RISK FACTORS

There have been no material changes in our risk factors from those disclosed in Part I, Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2022.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES, USE OF PROCEEDS, AND ISSUER PURCHASES OF EQUITY SECURITIES

None.

Item 6. EXHIBITS

Exhibit No.	Description
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed with this quarterly report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Danimer Scientific, Inc.

Date: November 14, 2023	By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer
(Principal Executive Officer)

Date: November 14, 2023	By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen E. Croskrey, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Danimer Scientific, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023	By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael A. Hajost certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Danimer Scientific, Inc.;
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 14, 2023	By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

(18 U.S.C. SECTION 1350)

I, Stephen E. Croskrey, certify, as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Quarterly Report of Danimer Scientific, Inc. on Form 10-Q for the fiscal quarter ended September 30, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Danimer Scientific, Inc. at the dates and for the periods indicated.

Date: November 14, 2023

By:	/s/ Stephen E. Croskrey
Stephen E. Croskrey
Chief Executive Officer (Principal Executive Officer)

I, Michael A. Hajost, certify, as of the date hereof, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this Quarterly Report of Danimer Scientific, Inc. on Form 10-Q for the fiscal quarter ended September 30, 2023 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Danimer Scientific, Inc. at the dates and for the periods indicated.

Date: November 14, 2023

By:	/s/ Michael A. Hajost
Michael A. Hajost
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Danimer Scientific, Inc. and will be retained by Danimer Scientific, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.